Mail Stop 4561

May 7, 2009

Mr. Christopher R. Reidy
Chief Financial Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

> **Re:** **Automatic Data Processing, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 001-05397**

Dear Mr. Reidy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief